Form 40-F
period 2021-12-31
Real Brokerage Inc
filed 2022-03-18
CIK 1862461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number [•]

The Real Brokerage Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada	7370	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

133 Richmond Street West
Suite 302
Toronto, Ontario
(646) 469-7107
(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	REAX	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 178,242,429 outstanding as of December 31, 2021.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes  [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.[  ]

EXPLANATORY NOTE

The Real Brokerage Inc. (the "Company" or "Real Brokerage") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the TSX Venture Exchange and the Nasdaq Stock Market LLC ("NASDAQ") under the trading symbol "REAX".

In this annual report, references to "we", "our", "us", the "Company" or "Real Brokerage", mean The Real Brokerage Inc., unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contains certain information, forecasts, projections, and/or disclosures about the Company that may constitute "forward-looking information" and "forward-looking statements" under applicable securities laws (collectively, "forward-looking statements"). All such statements, forecasts, projections and/or disclosures included in this AIF and the documents and information incorporated by reference, other than those of historical fact, that address activities, events or developments that the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking statements. Forward-looking statements are based upon the Company's current internal expectations, estimates, projections and assumptions about future events and financial trends that management believes may affect the Company's financial condition, results of operations, business strategy and financial needs, as the case may be. The forward-looking statements are subject to significant known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate", "believe", "plan", "forecast" and other words of similar import, understanding and meaning, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Actual results and developments may differ materially from those contemplated by these forward-looking statements.

Without limitation, this Annual Report may contain forward-looking statements pertaining to the following:

  The Company's capital and organizational structure;
  The Company's expected working capital;
  The Company's business plans and strategies including targets for future growth;
  The development of the Company's business;
  The real estate industry;
  Expectations with respect to future opportunities;
  Capital expenditure programs and future capital requirements;
  The receipt of regulatory and Exchange approvals;

  Supply and demand fundamentals for services of the Company;
  The Company's plans regarding and composition of principal security holders, directors, officers, promoters and management;
  The Company's plans and funding for planned development activities and the expected results of such activities;
  The Company's treatment under governmental and international regulatory regimes and intellectual property laws;
  The Company's future general and administrative expenses;
  The Company's share compensation plans;
  The Company's access to capital and overall strategy and development plans for all of the Company's assets;
  Expectations on how the Company will manage production and marketing risks; and
  The business and strategic plans of the Company.

With respect to forward-looking statements and forward-looking information contained in this Annual Report, numerous assumptions have been made regarding, among other things:

  General business and economic conditions;
  Current and future share prices;
  the real estate industry
  The future operational and financial activities of the Company generally;
  Fluctuations in foreign currency exchange rates, business prospects and opportunities;
  The regulatory framework governing intellectual property in the jurisdictions in which the Company will conduct its business and any other jurisdictions in which the Company may conduct its business in the future;
  Trade secrets, know-how, contractual provisions and confidentiality procedures to protect its intellectual property rights;
  The Company's ability to comply with the regulatory bodies governing its activities;
  Future capital expenditures to be made by the Company;
  Current and future sources of funding for capital programs and the Company's ability to obtain financing on acceptable terms;
  The impact of competition on the Company;
  The impact of SARS-CoV-2, the COVID-19 pandemic and other future viruses;
  Political developments and/or instability;
  Changes in law; and
  Anticipated and unanticipated costs.

Readers are cautioned that the above list of cautionary statements is not exhaustive.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading "Risk Factors" on page 20 of the Annual Information Form for the year ended December 31, 2021, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading "Risks and Uncertainties" on page 23 of the Registrant's Management's Discussion & Analysis for the year ended December 31, 2021, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant's forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "Commission") and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP ("U.S. GAAP") and from practices prescribed by the SEC. Therefore, the Registrant's financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the twelve-month period ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant's fiscal year ended December 31, 2021, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act was carried out by the Registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (the "Commission") rules and forms and (ii) accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Registrant's principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

In connection with the Registrant's reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that its internal control over financial reporting were effective.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"), "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant's internal control over financial reporting during the fiscal year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF CONDUCT

The Registrant has adopted a written "code of ethics" (as defined by the rules and regulations of the Commission), entitled "Code of Conduct" (the "Code") that applies to all members of the board of directors, officers, employees, consultants, contractors and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from The Real Brokerage Inc.'s head office at 133 Richmond Street West, Suite 302, Toronto, Ontario M5H 2L3, or by viewing the Registrant's web site at https://www.joinreal.com/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Larry Klane (Chair), Laurence Rose and Guy Gamzu. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant's financial statements.

Our Board of Directors has determined that Larry Klane qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee Information - External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant's external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2021, information with respect to the Registrant's known contractual obligations (in thousands):

Payments due by period
				Less than						More than
Contractual Obligations		Total		1 year		1-3 years		3-5 years		5 years
Long-Term Debt Obligations	$		$		$		$		$
Capital (Finance) Lease Obligations	$		$		$		$		$
Operating Lease Obligations		$131		$91		$40	$		$
Purchase Obligations	$		$		$		$		$
Other Long-Term Liabilities Reflected on Balance Sheet	$		$		$		$		$
Total		$131		$91		$40	$		$

NASDAQ CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5605(b)(1), which requires companies' board of directors to be comprised of a majority of independent directors. In lieu of following Rule 5605(b)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(b)(2), which requires the company to have regularly scheduled meetings at which only independent directors present ("executive sessions"). In lieu of following Rule 5605(b)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(c)(1), which requires companies to adopt a formal written Audit Committee charter specifying the items enumerated in Rule 5605(c)(1) and have the Audit Committee review and reassess the Charter on an annual basis. In lieu of following Rule 5605(c)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant's quorum requirement is set forth in its articles. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 5% of the issued and outstanding shares entitled to be voted at the meeting. In lieu of following Rule 5620(c) (shareholder quorum), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5255, which requires companies' securities to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. In lieu of following Rule 5255, the Registrant follows the rules of the TSX Venture Exchange.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.

By:	/s/ Tamir Poleg
Name: Tamir Poleg
Title: Chief Executive Officer

Date: March 18, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant's Annual Information Form for the fiscal year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.3	Management's Discussion and Analysis for the year ended December 31, 2021
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Conduct
99.9	Consent of Brightman Almagor Zohar & Co.
101*	XBRL Document
104*	Cover Page Interactive Data File

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.