Form 40-F/A
period 2021-12-31
Real Brokerage Inc
filed 2022-04-14
CIK 1862461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-40442

The Real Brokerage Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada	7370	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

133 Richmond Street West
Suite 302
Toronto, Ontario M5H 2L3
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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 178,242,429outstanding as of December 31, 2021.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [ ]

EXPLANATORY NOTE

The Real Brokerage Inc. (the "Registrant" or the "Company") is filing this Amendment No. 1 on Form 40-F/A ("Amendment No. 1") to the Company's Annual Report on Form 40-F, dated March 18, 2022 (the "Original Form 40-F") for the sole purpose of submitting Exhibits 101 and 104 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibits 101 and 104 were omitted from the Registrant's Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.  Further, The Company is filing this Amendment No. 1 to amend the Financial Statements filed with the Original Form 40-F as Exhibit 99.2 and the Management Discussion & Analysis filed with the Original Form 40-F as Exhibit 99.3.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to our Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.

By:	/s/ Tamir Poleg
Name: Tamir Poleg
Title: Chief Executive Officer

Date: April 14, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	The Registrant's Annual Information Form for the fiscal year ended December 31, 2021
99.2**	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.3**	Management's Discussion and Analysis for the year ended December 31, 2021
99.4*	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Code of Conduct
99.9*	Consent of Brightman Almagor Zohar & Co.
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed.

**Filed herewith