Form 40-F
period 2023-12-31
Real Brokerage Inc
filed 2024-03-14
CIK 1862461

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

  ☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

  ☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number 001-40442

The Real Brokerage Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada	7370	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(646) 859-2368

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	REAX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 183,605,781 outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

The Real Brokerage Inc. is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed in the United States on the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “REAX.”

In this Annual Report, references to “we,” “our,” “us,” the “Registrant,” the “Company,” or “Real Brokerage,” mean The Real Brokerage Inc. unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, the exhibits incorporated by reference into this Annual Report of the Registrant may contain forward-looking statements pertaining to the following:

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

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: the impact of macroeconomic conditions on the strength of the residential real estate market; an extended slowdown in some or all of the real estate markets in which we operate; the future operational and financial activities of the Company generally; fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities; the impact of inflation or a higher interest rate environment; reduced availability or increased cost of mortgage financing for homebuyers; increased interest rates or increased competition in the mortgage industry; our inability to successfully execute our strategies, including our strategy regarding a consumer facing application and Real Wallet, and our strategy to grow our ancillary mortgage broker and title operations; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named; a reduction in customary commission rates and reduction in the Company’s gross commission income collection; new laws or regulatory changes that adversely affect the profitability of our businesses; risks related to information technology failures or data security breaches; the effect of cybersecurity incidents and threats; our inability to retain agents, or maintain our agent growth rate; the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future; the Company’s inability to comply with the regulatory bodies governing its activities; the impact of competition on the Company; the effects of weather conditions and natural disasters on our business and financial results; the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses; the effects of negative publicity; our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and our ability to successfully estimate the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors set forth under the heading “5.2 – Risk Factors” in the Annual Information Form for the year ended December 31, 2023, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this Annual Report and in the exhibits incorporated by reference into this Annual Report. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 20 of the Annual Information Form for the year ended December 31, 2023, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 32 of the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2023, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this Annual Report and the date of the exhibits incorporated by reference into this Annual Report. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended December 31, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled Disclosure Controls and Procedures and Internal Control Over Financial Reporting in the Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled Disclosure Controls and Procedures and Internal Control Over Financial Reporting in the Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

The Code may be obtained upon request from The Real Brokerage Inc.’s head office at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131, United States of America, or by viewing the Registrant’s web site at https://investors.onereal.com/corporate-governance.

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

The Audit Committee is comprised of Larry Klane (Chair), Atul Malhotra, Jr., Vikki Bartholomae, and Susanne Sandler. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee Information - External Auditor Service Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2023, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$0	$0	$0	$0	$0
Capital (Finance) Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$0	$0	$0	$0	$0
Purchase Obligations	$0	$0	$0	$0	$0
Other Long-Term Liabilities Reflected on Balance Sheet	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0

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

The Registrant does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its articles. A quorum for the transaction of business at a meeting of shareholders of the Registrant is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued common shares of the Company entitled to vote at the meeting. In lieu of following Rule 5620(c) (shareholder quorum), the Registrant follows the rules of the TSX.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

None.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix	The Real Brokerage Inc.

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

	As of	Aug. 2, 2022			As of	July 28, 2023

Total Number of Directors	6				7

Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	5	0		2	4	0	1
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				7

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

THE REAL BROKERAGE INC.

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

Date: March 14, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2023
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Brightman Almagor Zohar & Co.
101	XBRL Document
104	Cover Page Interactive Data File