Form 40-F/A
period 2023-12-31
Real Brokerage Inc
filed 2024-07-15
CIK 1862461

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Auditor Firm ID	Auditor Name	Auditor Location
1197	Brightman Almagor Zohar & Co	Tel Aviv, Israel

EXPLANATORY NOTE

The Real Brokerage Inc. (the “Company,” “Registrant,” or “Real”) is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed in the United States on the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “REAX.”

The Company is filing this Amendment No. 1 (this “Amendment”) to its original annual report on Form 40-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 14, 2024 (the “Original 2023 Annual Report” and together with this Amendment, the “Annual Report”), in order to file Exhibit 97 to the Annual Report – Policy Regarding Recovery of Erroneously Awarded Compensation (the “Clawback Policy”). In addition, as required by Rule 12b-15 of the Exchange Act, a new certification by the Registrant’s principal executive officer and principal financial officer is filed herewith as Exhibits 99.4 and 99.5 to this Amendment, pursuant to Rule 13a-14(a) of the Exchange Act. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications have been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

This Amendment consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 97, Exhibit 99.4, and Exhibit 99.5. Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original 2023 Annual Report nor does this Amendment reflect any events that have occurred after the Original 2023 Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.

By:	/s/ Tamir Poleg
Name:	Tamir Poleg
Title:	Chief Executive Officer

Date: July 15, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97**	Clawback Policy
99.1*	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2023
99.2*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Brightman Almagor Zohar & Co.
101**	XBRL Document
104**	Cover Page Interactive Data File

* Previously filed as an exhibit to the Original 2023 Annual Report.

** Filed as an exhibit to this Amendment.